NEWSEARCH, INC.
2005 10th Street, Suite A
Boulder,Colorado 80302
303-444-4959

March 20, 2007

United States Securities and Exchange Commission
Office of Emerging Growth Companies - Division of Corporation Finance
Attn: Ms. Tia L. Jenkins - Senior Assistant Chief Accountant
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:   Comment Letter dated August 29, 2006
                    Form 10-KSB for the year ended December 31, 2005
                    Form 10-QSB for the quarters ended March 31 and June 30, 2006
                Comment Letter dated January 11, 2007
                    Form 10-KSB/A1 for year ended December 31, 2005
                File No. 0-30303

Dear Ms. Jenkins:

     The Company has revised Item 8A, Controls and Procedures, in its December 31, 2005 Form 10-KSB and its March 31 and June 30, 2006 Form 10-QSB to comply with the requirements of Item 307 and Item 308(c) of Regulation S-B.

     As requested in the Staff’s comment letters, we hereby inform you that we acknowledge and agree that:

o	Newsearch is responsible for the adequacy and accuracy of the disclosures in the filings;

o	The Commission’s comments or changes to disclosures in response to Newsearch’s comments do not foreclose the Commission from taking any action on the filings; and

o	Newsearch may not assert the Commission’s comments as a defense in any proceeding initiated by the Commission or any person under the United States federal securities laws.

     If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact us.

Sincerely,

NEWSEARCH, INC.

/s/ Kenneth S. Adessky Kenneth S. Adessky CFO and Secretary